
YOU
GOT
THIS

Nicole Johnson · 3rd

Marketing Professional with a passion for strategic development

New York City Metropolitan Area · Contact info

500+ connections

I Got It Inc

Academy for Advertising and Communication, TERTIA / Germany

Experience

Co-Founder of Mobile Auction App for Entertainment Industry

I Got It Inc

Jan 2014 – Present · 7 yrs 9 mos

United States

I Got It with its patent flash-auction technology maximizes entertainment like never seen before! The I Got It mobile app engages fans to bid in real-time on experiences, merchandise and memorabilia exclusively. I Got It offers teams and any performer a first-of-its-kind opportunity to engage fans and help them to "capture the moment" meanwhile enhancing their monetization of existing souvenir and memorabilia through targeted sales.

iGot It! seen on Facebook

iGot It! Auction seen on Twitter

Marketing Manager

Renaissance Global Services, LLC (Service-Disabled Veteran Owned Small Business)

Jan 2019 – Sep 2021 · 2 yrs 9 mos

Wall, New Jersey

Renaissance Global Services is a project management consulting firm with a concentration in the utility, pharmaceutical/life science, real estate and environmental industries. The RGS model is efficiency-centric with a focus on quality. Ccommitted to ensuring best practices and the highest standards across all areas of service.

Renaissance Global Services, company...

Owner and CEO

Gerda´s Cupcake Agency

Nov 2008 – Aug 2018 · 9 yrs 10 mos

Neuruppin, Germany

This romantic and first of it's kind Cupcake Café is located in the idyllic German town of Neuruppin (est. 1200 DC), situated directly at the Ruppiner Lake. Every day we present freshly baked cupcakes in all creations - made-with-love! There are no limits to our creativity. We customize any orders and offer baked goods as decorated individual gifts. Hos ...see more



+3

Account Excecutive

Hofstetter + Partners / Agency 212

2004 – 2007 · 3 yrs

New York City, USA

Agency212 is a full-service mid-size independent marketing and advertising agency of passionate thinking, spirited ideas, and relentless problem-solving.

Hofstetter+Partners

Agency212 | NYC Advertising Agency

Agency and Account Manager

Kinzel Advertising Agency

1998 – 2004 · 6 yrs

Switzerland and Germany

KUP Werbeagentur - Advertising Agency

Show 1 more experience

Education

Academy for Advertising and Communication, TERTIA / Germany
Bachelor of Arts - BA, Communication in Social and Economic Contexts (GWK)
2000 – 2003

Eins Werbung und Druck / Germany
Apprenticeship, Ausbildung, Advertising Merchant, Werbekauffrau
1997 – 1998

Volunteer experience

Sponsor of 3 children
World Vision USA
2014 – Present · 7 yrs
Children

Pulling up the roots of poverty and planting the seeds of change. Building relationships. Finding solutions to change the future for kids and the next generation.

Angel Tree Volunteer
Prison Fellowship
2019 – Present · 2 yrs
Children

Angel Tree® creates pathways to strengthen parents relationships with their children and families, starting with a Christmas gift and leading to hope year-round.